CUSIP 950240101                   13D




                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)


                     Wellsford Real Property, Inc.
                           (Name of Issuer)

                    Common Stock, par value $0.01
                    (Title of Class of Securities)


                             950240101
                           (CUSIP Number)


                          Jeffrey A. Altman
                          Peter A. Langerman
                     Franklin Mutual Advisers, LLC
                       51 John F. Kennedy Parkway
                     Short Hills, New Jersey 07078
                             973.912.2042

      (Name, Address and Telephone Number of Person
Authorized to
                  Receive Notices and Communications)



                           March 16, 2000
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e) 13d-1(f) or 13d-1(g) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  SOLE VOTING POWER

    3,221,069(See Item 5)

8.  SHARED VOTING POWER

    None (See Item 5)

9.  SOLE DISPOSITIVE POWER

    4,057,569(See Item 5)


10. SHARED DISPOSITIVE POWER

    None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

    4,057,569, with power to vote 3,221,069 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    24.4%, with power to vote 19.4% (See Item 5)

14. TYPE OF REPORTING PERSON          IA
The Schedule 13D previously filed on March 27, 2000 is hereby amended as follows:

The response to Item 13 of the cover page is deleted in its entirety and replaced with the following:

24.4%, with power to vote 19.4% (See Item 5)


After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 30, 2000

Franklin Mutual Advisers, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member




/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary